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                               January 16, 2024

       Jiande Chen
       Chief Executive Officer
       Redwoods Acquisition Corp.
       1115 Broadway, 12th Floor
       New York, NY 10106

                                                        Re: Redwoods
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed January 3,
2024
                                                            File No. 333-273748

       Dear Jiande Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Company Lock-Up Agreement, page 5

   1.                                                   We note you have
revised the terms of the Sponsor Support Agreement and now
                                                        disclose that the
Sponsor Support Agreement restricts the ability of Redwoods Insiders to sell, transfer or
dispose of, directly or indirectly, its shares of Common Stock converted into or received by
such Company Insider as a result of the Merger (the    Sponsor Lock-
                                                        up   ) in the same way
as set forth in the lock-up provisions of Redwoods    final prospectus
                                                        filed with the U.S.
Securities and Exchange Commission on April 1, 2022 (the    Final
                                                        Prospectus   ). Rather
than referring investors to a separate filing, please disclose the material terms of the
lock-up provisions in your present filing.
       Executive Compensation, page 154

   2. Please update the disclosure in this section for the last completed fiscal year.
 Jiande Chen
Redwoods Acquisition Corp.
January 16, 2024
Page 2
Liquidity and Capital Resources, page 171

3. We note the disclosure removed from this section. To the extent that the Combined
      Company plans to use a material portion of the funds received from the Business
      Combination to develop any specific pipeline candidates, please disclose the amounts it expects to allocate to each candidate and specify how far in the development for each of these product candidates it currently expects to reach with these funds. Exhibits

4. Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of
      Regulation S-T.
       Please contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameJiande Chen
                                                            Division of
Corporation Finance
Comapany NameRedwoods Acquisition Corp.
                                                            Office of Life
Sciences
January 16, 2024 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName